Exhibit 99.1

Global Ship Lease Announces Extension of Annual Mandatory Offer to Purchase up to $20.0 Million of First Priority Secured Notes

LONDON, November 25, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “Global Ship Lease”) today announced that its previously announced cash tender offer (the “Annual Mandatory Offer”) to purchase up to $20.0 million aggregate principal amount of its outstanding 9.875% First Priority Secured Notes due 2022 (the “Notes”) at a purchase price of 102% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date, has been extended until 5:00 p.m. New York City time on Friday, December 6, 2019, unless further extended or earlier terminated by the Company.  Except for the extension of the Annual Mandatory Offer, all other terms and conditions of the Annual Mandatory Offer remain unchanged. As of November 25, 2019, $17,277,000 aggregate principal amount of Notes had been validly tendered pursuant to the Annual Mandatory Offer and not properly withdrawn.

The Annual Mandatory Offer is being made pursuant to the requirements set forth in the indenture governing the Notes, and on the terms and conditions set forth in the Offer to Purchase, dated October 25, 2019, and related documents (collectively, the “Offer Documents”), which set forth the complete terms and conditions of the Annual Mandatory Offer. The Annual Mandatory Offer is made only by and pursuant to the terms set forth in the Offer Documents, and the information in this press release is qualified by reference to those documents. Subject to applicable law, the Company may amend, extend or terminate the Annual Mandatory Offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Notes.

THE ANNUAL MANDATORY OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER DOCUMENTS THAT THE COMPANY HAS DISTRIBUTED, OR WILL DISTRIBUTE, TO ITS NOTEHOLDERS AND NOTEHOLDERS SHOULD READ CAREFULLY THE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE ANNUAL MANDATORY OFFER. NOTEHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE ANNUAL MANDATORY OFFER.

Any questions regarding the procedures for tendering Notes should be directed to the Depositary Agent for the Annual Mandatory Offer, Global Bondholder Services Corporation, toll free at (866) 807-2200 (banks and brokers call (212) 430-3774) or 65 Broadway, Suite 404, New York, NY 10006.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Including two 6,650 TEU containerships and two 6,080 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 45 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 249,622 TEU and an average age, weighted by TEU capacity, of 12.6 years as at September 30, 2019.
Including the four containerships that the Company has contracted to purchase, the average remaining term of the Company’s charters at September 30, 2019, to the mid-point of redelivery, including options under owner’s control, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $826 million. Contracted revenue was $913 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:

The IGB Group
Bryan Degnan
646-673-9701

or

Leon Berman
212-477-8438

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